Twilio Inc.
101 Spear Street, Fifth Floor
San Francisco, California 94105

May 2, 2025

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Twilio Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, which was filed with the U.S. Securities and Exchange Commission on May 2, 2025.
    Sincerely,
/s/ Aidan Viggiano
Aidan Viggiano
Chief Financial Officer
(Principal Accounting and Financial Officer)